UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                         VERTICAL COMMUNICATIONS, INC.
                         -----------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                        (Title of Class of Securities)

                                  04314L205
                                  ---------
                                (CUSIP Number)

                              William Y. Tauscher
                       c/o Vertical Communications, Inc.
                              One Memorial Drive
                        Cambridge, Massachusetts 02142
                                (617) 354-0600
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 1, 2006
                               ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 8 Pages
                             Exhibit Index: Page 8

                                 SCHEDULE 13D

CUSIP No.: 04314L205                                           Page 2 of 8 Pages

.......... ......................................................................

1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          LG-NORTEL CO. LTD.
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]

          (b) [X]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Source of Funds (See Instructions)

          WC
--------- ----------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          [  ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Republic of Korea
.................................................................................
                      7.       Sole Voting Power                  18,396,227 /1/
Number of             ........ .................................................
Shares                8.       Shared Voting Power                None
Beneficially          ........ .................................................
Owned by Each         9.       Sole Dispositive Power             18,396,227 /1/
Reporting             ........ .................................................
Person With           10.      Shared Dispositive Power           None
.......... ......................................................................
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          18,396,227 /1/
.......... ......................................................................
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

           [   ]
.......... ......................................................................
13.       Percent of Class Represented by Amount in Row (11)

          28.1%
.......... ......................................................................
14.       Type of Reporting Person:

          CO

----------------------------------------
/1/ This amount consists of (a) 6,132,076 shares of the Issuer's common stock upon exercise of certain warrants to purchase common stock which are exercisable within 60 days and (b) 12,264,151 shares of the Issuer's common stock issuable upon conversion of shares of the Issuer's Series E Convertible Preferred Stock, par value $1.00 per share, held for the account of the Reporting Person.

                                                             Page 3 of 8 Pages

            This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Vertical Communications, Inc., a Delaware corporation (the "Issuer").

Item 1.      Security and Issuer:

            This Statement relates to the Shares. The address of the principal executive office of the Issuer is One Memorial Drive, Cambridge, Massachusetts 02142.

Item 2.      Identity and Background:

            This Statement is filed on behalf of LG-Nortel Co. Ltd. ("LG-Nortel," or the "Reporting Person"). This Statement relates to the Shares held for the account of LG-Nortel. LG-Nortel is a joint venture between LG Electronics Inc., a Korean Corporation ("LGE"), and Nortel Networks Limited, a corporation incorporated under the laws of Canada ("Nortel"). Nortel is the majority owner of LG-Nortel.

                             The Reporting Persons

            LG-Nortel is a corporation incorporated under the laws of Korea and its principal office is located at 7th, 8th Floor, GS Kangnam Tower 679, Yeoksam-dong, Kangnam-gu, Seoul, 135-985, Korea. The principal business occupations of LG-Nortel are research, development, manufacturing, engineering, supply and support of telecommunications networks used by telecommunications network operating companies, service providers, and enterprises in conducting their business. Current information concerning the identity and background of the directors and officers of LG-Nortel is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

            During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration:

            The source of funds for the acquisitions of securities reported herein are the Reporting Person's working capital. The total purchase price paid by the Reporting Persons for the acquisitions was approximately $6.5 million, as more fully discussed in Item 6 herein.

Item 4.      Purpose of Transaction:

            The Series E Shares  (as  defined  herein)  and the  Warrants  (as defined herein) were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer. Proceeds from the Reporting Person's acquisition of the Series E Shares and the Warrants were used to fund in part the consideration for the merger (the "Merger") of Vodavi Technology, Inc., a Delaware corporation ("Vodavi") with and into Vertical Acquisition Sub, Inc., a wholly owned subsidiary of the Issuer.

                                                             Page 4 of 8 Pages

            Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

            The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.      Interest in Securities of the Issuer:

            According to information filed by the Issuer with the Securities and Exchange Commission in its most recent periodic report on Form 8-K, the current number of Shares outstanding is 47,016,918.

            (a) The  Reporting  Person may be deemed the  beneficial  owner of
18,396,227 Shares (approximately 28.1% of the total number of Shares outstanding). This amount consists of (A) 6,132,076 Shares issuable upon the exercise of the Warrants to purchase Shares held for the account of the Reporting Person; and (B) 12,264,151 Shares issuable upon the conversion of the Series E Shares held for the account of the Reporting Person.

            (b) The Reporting Person may be deemed to have sole power to direct the voting and disposition of the 18,396,227 Shares that it may be deemed to beneficially own as set forth above.

            (c) Except for the transactions described in Item 6 hereto, there have been no transactions effected with respect to the Shares during the past sixty (60) days by the Reporting Person.

            (d) The majority shareholder of LG-Nortel is Nortel. As such, Nortel may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. As a minority shareholder of LG-Nortel, LGE also may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            The Reporting Person is a party to that certain Amended and Restated Securities Purchase Agreement, dated as of November 29, 2006 (the "Purchase Agreement"), by and among the Issuer and the certain investors listed therein. Pursuant to the Purchase Agreement, the Reporting Person committed to purchase upon the consummation (the "Closing") of the Merger: (i) 6,500 shares of the Issuer's Series E Convertible Preferred Stock, par value $1.00 per share (the "Series E Shares"); and (ii) 6,132,076 warrants (the "Warrants") to purchase Shares for a total purchase price of $6.5 million. Each share of Series E Shares are convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable Shares as is determined by dividing the Series E Original Issue Price of $1,000 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the number of issued and outstanding Series E Shares) by the Series E Conversion Price (as defined below) in effect at the time of

                                                             Page 5 of 8 Pages

conversion. The "Series E Conversion Price" will initially be fifty-three cents ($0.53), but is also subject to adjustment upon the occurrence of certain events as set forth in the Certificate of Powers, Designation of the Series E Shares (the "Series E Certificate of Designation"). The Closing occurred on December 1, 2006.

            Copies of the Purchase Agreement, the Series E Certificate of Designation and the Form of Warrant Agreement are attached hereto as Exhibits A, B and C, respectively, and are incorporated herein by reference in response to this Item 6.

            The foregoing descriptions of the Purchase Agreement, the Series E Certificate of Designation and the Form of Warrant Agreement do not purport to be complete and are qualified in their entirety by reference.

            Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.     Material to be filed as Exhibits.

            The Exhibit Index is incorporated herein by reference.

                                                             Page 6 of 8 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2006                          LG-NORTEL CO. LTD.


                                                By: /s/ Leith Tessy
                                                   ---------------------
                                                Name:   Leith Tessy
                                                Title:  Chief Financial Officer

                                                             Page 7 of 8 Pages

                                    ANNEX A

            DIRECTORS AND EXECUTIVE OFFICERS OF LG-NORTEL CO. LTD.


Name/Title/Citizenship                   Principal Occupation                               Business Address
---------------------------------------- ----------------------------------------- -----------------------------------
Jae Ryung Lee                            LG-Nortel Co. Ltd.                        8th Floor, GS Kangnam Tower
Chief Executive Officer                  Chief Executive Officer                   679, Yeoksam-dong,
(Korea)                                                                            Kangnam-gu, Seoul, 135-985,
                                                                                   Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Paul House                               LG-Nortel Co. Ltd.                        8th Floor, GS Kangnam Tower
Chief Operating Officer                  Chief Operating Officer                   679, Yeoksam-dong,
(United States)                                                                    Kangnam-gu, Seoul, 135-985,
                                                                                   Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Young Soo Kwon                           LG Electronics Inc.                       LG Twin Tower 20, Yoido-
Board of Directors                       Chief Financial Officer                   dong, Youngdungpo-gu, Seoul,
(Korea)                                                                            150-721, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Khush Dadyburjor                         Nortel Networks Limited                   8200 Dixie Road, Suite 100,
Board of Directors                       Vice President (M&A)                      Brampton, Ontario, L6T 5P6,
(Canada)                                                                           Canada
---------------------------------------- ----------------------------------------- -----------------------------------
Peter MacKinnon                          Chairman, Nortel Networks Limited,        2221 Lakeside Blvd.,
Board of Directors                       General Manager of Wimax Nortel           Richardson, Texas 75082
(Canada)                                 Networks Limited                          U.S.A.
---------------------------------------- ----------------------------------------- -----------------------------------
Leith Tessy                              LG-Nortel Co. Ltd.                        8th Floor, GS Kangnam Tower
Chief Financial Officer                  Chief Financial Officer                   679, Yeoksam-dong,
(Canada)                                                                           Kangnam-gu, Seoul, 135-985,
                                                                                   Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Hwang Choon Ha                           LG-Nortel Co. Ltd.                        LG R&D Complex 533,
Chief Technology Officer                 Chief Technology Officer                  Hogye-Dong Dongam-gu,
(Korea)                                                                            Anyang-Shi, Kyungki-do, 431-
                                                                                   749, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Keun Lee                                 LG-Nortel Co. Ltd.                        7th Floor, GS Kangnam Tower
Vice President                           Vice President                            679, Yeoksam-dong,
(Korea)                                                                            Kangnam-gu, Seoul, 135-985,
                                                                                   Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Seokbin Mun                              LG-Nortel Co. Ltd.                        8th Floor, GS Kangnam Tower
Vice President                           Vice President                            679, Yeoksam-dong,
(Korea)                                                                            Kangnam-gu, Seoul, 135-985,
                                                                                   Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Tai-Ho Kim                               LG-Nortel Co. Ltd.                        7th Floor, GS Kangnam Tower
Vice President                           Vice President                            679, Yeoksam-dong,
(Korea)                                                                            Kangnam-gu, Seoul, 135-985,
                                                                                   Korea
---------------------------------------- ----------------------------------------- -----------------------------------

            Except as set forth herein, to the best of the Reporting Person's knowledge:

            (a) None of the above persons hold any Shares.

            (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 8 of 8 Pages

                                 EXHIBIT INDEX

No.                                                             Page No.
---                                                             -------

A.    Amended  and  Restated  Securities  Purchase
      Agreement, dated as of November 29, 2006, by
      and among Vertical Communications, Inc., and
      the  investors   listed  therein  (Filed  as
      Exhibit 10.8 to the Issuer's Report  on Form
      8-K filed with  the Securities  and Exchange
      Commission on December 1, 2006 and
      incorporated by reference herein).

B.    Certificate    of   Powers,    Designations,
      Preferences  and  Rights  of  the  Series  E
      Convertible   Preferred  Stock  of  Vertical
      Communications, Inc. (Filed as Exhibit 3.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2006 and incorporated by reference herein).

C.    Form of Warrant  Agreement (Filed as Exhibit
      4.3 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2006 and incorporated by reference herein).